UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of Registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste,

Santa María Business District, Panama City,

Republic of Panama

(+507) 205-7000

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Bogotá D.C., December 12, 2019

MATERIAL INFORMATION

The Company informs that Fitch Ratings has upgraded Avianca Holdings S.A. from “RD” to “CCC+” and upgraded its secured bonds to “CCC+/RR4” from “C/RR4”. The full report issued by Fitch Ratings is available on the Company’s website (www.aviancaholdings.com) under “Investor Relations––Avianca Holdings S.A. Issuances—Bond Documents.”

For further information please contact:

Avianca Investor Relations

+ 571-5877700 ext. 2474, 1349

ir@avianca.com

ABOUT AVIANCA HOLDINGS

Avianca is the commercial brand for the collection of passenger airlines and cargo airlines under the umbrella company Avianca Holdings S.A. Avianca has been flying uninterrupted for 100 years. With a fleet of 175 aircraft, Avianca serves 76 destinations in 27 countries within the Americas and Europe. With more than 21,000 employees, the Company had revenues of US$4.8 billion in 2018 and transported 30.5 million passengers. On February 22, 2019, Avianca Holdings, S.A. announced its corporate transformation plan consisting of four key pillars: 1) the improvement of operational indicators, 2) fleet adjustments, 3) the optimization of operational profitability, and 4) repositioning of non-strategic assets. Last May 24th, control of the Company was assumed by Kingsland Holdings Limited, an independent third party of United Airlines.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2019

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	General Secretary